EX99d-12

                                    AMENDMENT

              SUB-ADVISERY AGREEMENT DATED 01 JANUARY 1997 Awad and
                      Associates and Timothy Partners, Ltd.

WHEREAS Timothy Partners, Ltd. (the "Adviser") has entered into an Agreement with the Timothy Plan (the "Trust") as Investment Advisor for a new Series (the "Fund") called the US Patriot Fund; and

WHEREAS the Adviser, acting under the authority granted the Adviser by the Board of Trustees of the Trust, desires that Awad and Associates (the "Manager") shall provide services to the Adviser as sub-adviser of the new Fund; and

WHEREAS Awad and Associates desires to provide the services as sub-adviser to the Fund;

NOW THEREFORE, the parties agree that for performing the sub-advisory services set forth in the Agreement, the Manager shall be compensated for those services rendered to the US Patriot Fund at the following rate: 0.37% of the first $10 million dollars in assets in the Fund, 0.35% of the next $5 million in assets, 0.30% of the next $10 million of assets, and 0.25% of all assets over $25 million in the fund.

The parties agree that all other terms and conditions set forth in the Agreement shall remain the same and unchanged.

Acknowledged this 24th day of February, 2004 by


Awad and Associates                             Timothy Partners, Ltd.


By: __________________________                  By: __________________________

Its: __________________________                 Its: __________________________